[G&W Letterhead]

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

January 20, 2009

Re:	Registration Statement on Form S-3 (Registration No. 333-155790), filed on November 28, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Genesee & Wyoming Inc. (the “Registrant”) hereby applies to the Securities and Exchange Commission (the “Commission”) for consent to withdraw immediately the Registrant’s Registration Statement on Form S-3 (Registration No. 333-155790), together with all exhibits thereto, filed on November 28, 2008 (the “S-3”).

The S-3 is being withdrawn because the Registrant meets the requirements of a “well-known seasoned issuer” under Rule 405 of the Act. Because the Registrant meets these requirements, the Registrant would like to withdraw the S-3 and file an “automatic shelf” registration statement on Form S-3ASR. No securities have been or will be sold pursuant to the S-3. The Registrant requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the S-3 be credited to the Registrant’s account and applied to offset the registration fee payable with respect to the securities that are to be registered on the Form S-3ASR.

If you have any questions about this request for withdrawal, please feel free to call me (203-629-3722) or A.J. Kess (212-455-2711).

Sincerely,

/s/ Allison M. Fergus
Allison M. Fergus General Counsel and Secretary